FORM 6-K/A
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2007

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

Business House F, Level 2
RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ, DEPOT CODE: 045

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K: ________

Replacement of announcement released on 13 October 2006 to include notification for J A N Cameron.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)
      An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)   An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4,
      6, 8, 13, 14, 16, 23 and 24.
(3)   An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)   An issuer making a notification in respect of a financial
      instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16,
      23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

iii

3. Name of person discharging managerial responsibilities/director

Mr John Alistair Nigel Cameron

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

-

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Mr John Alistair Nigel Cameron

8 State the nature of the transaction

        Reinvestment in RBS Group ordinary shares in respect of the interim cash dividend for the year ended 31 December 2006

9. Number of shares, debentures or financial instruments relating to shares acquired

9

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£18.7452

14. Date and place of transaction

13 October 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

2,012

16. Date issuer informed of transaction

13 October 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

13 October 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)
      An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)   An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4,
      6, 8, 13, 14, 16, 23 and 24.
(3)   An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)   An issuer making a notification in respect of a financial
      instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16,
      23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

iii

3. Name of person discharging managerial responsibilities/director

Mr Mark Andrew Fisher

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

-

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Mr Mark Andrew Fisher

8 State the nature of the transaction

        Reinvestment in RBS Group ordinary shares in respect of the interim cash dividend for the year ended 31 December 2006

9. Number of shares, debentures or financial instruments relating to shares acquired

31

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

 £18.7452

14. Date and place of transaction

13 October 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

4,485

16. Date issuer informed of transaction

13 October 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

13 October 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)
      An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)   An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4,
      6, 8, 13, 14, 16, 23 and 24.
(3)   An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)   An issuer making a notification in respect of a financial
      instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16,
      23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

iii

3. Name of person discharging managerial responsibilities/director

Mr William Michael Friedrich

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

-

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Mr William Michael Friedrich

8 State the nature of the transaction

        Reinvestment in RBS Group ordinary shares in respect of the interim cash dividend for the year ended 31 December 2006

9. Number of shares, debentures or financial instruments relating to shares acquired

256

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£18.7452

14. Date and place of transaction

13 October 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

20,256

16. Date issuer informed of transaction

13 October 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

13 October 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)
      An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)   An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4,
      6, 8, 13, 14, 16, 23 and 24.
(3)   An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)   An issuer making a notification in respect of a financial
      instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16,
      23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Mr Miller Roy McLean

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

-

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Mr Miller Roy McLean

8 State the nature of the transaction

        Reinvestment in RBS Group ordinary shares in respect of the interim cash dividend for the year ended 31 December 2006

9. Number of shares, debentures or financial instruments relating to shares acquired

48

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£18.86

14. Date and place of transaction

13 October 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

204,871

16. Date issuer informed of transaction

13 October 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

13 October 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)
      An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)   An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4,
      6, 8, 13, 14, 16, 23 and 24.
(3)   An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)   An issuer making a notification in respect of a financial
      instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16,
      23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Mr Howard John Moody

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

-

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Mr Howard John Moody

8 State the nature of the transaction

        Reinvestment in RBS Group ordinary shares in respect of the interim cash dividend for the year ended 31 December 2006

9. Number of shares, debentures or financial instruments relating to shares acquired

415

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£18.7452

14. Date and place of transaction

13 October 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

36,252

16. Date issuer informed of transaction

13 October 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

13 October 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)   An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)   An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4,
      6, 8, 13, 14, 16, 23 and 24.
(3)   An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)   An issuer making a notification in respect of a financial
      instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16,
      23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Mr Neil James Roden

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

-

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Mr Neil James Roden

8 State the nature of the transaction

        Reinvestment in RBS Group ordinary shares in respect of the interim cash dividend for the year ended 31 December 2006

9. Number of shares, debentures or financial instruments relating to shares acquired

12

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£18.7452

14. Date and place of transaction

13 October 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

11,028

16. Date issuer informed of transaction

13 October 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

13 October 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)   An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)   An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4,
      6, 8, 13, 14, 16, 23 and 24.
(3)   An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)   An issuer making a notification in respect of a financial
      instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16,
      23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

The Royal Bank of Scotland Group plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

i

3. Name of person discharging managerial responsibilities/director

Mr Christopher Paul Sullivan

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

-

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of a holding of the person referred to in 3

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares of £0.25

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Mr Christopher Paul Sullivan - 114

Mrs Clare Louise Sullian - 1

8 State the nature of the transaction

        Reinvestment in RBS Group ordinary shares in respect of the interim cash dividend for the year ended 31 December 2006

9. Number of shares, debentures or financial instruments relating to shares acquired

115

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

-

11. Number of shares, debentures or financial instruments relating to shares disposed

-

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

-

13. Price per share or value of transaction

£18.7452

14. Date and place of transaction

13 October 2006

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

9,053

16. Date issuer informed of transaction

13 October 2006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

-

18. Period during which or date on which it can be exercised

-

19. Total amount paid (if any) for grant of the option

-

20. Description of shares or debentures involved (class and number)

-

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

-

22. Total number of shares or debentures over which options held following notification

-

23. Any additional information

-

24. Name of contact and telephone number for queries

Hew Campbell, Head of Group Secretariat

0131 626 4099

Name and signature of duly authorised officer of issuer responsible for making notification

Hew Campbell, Head of Group Secretariat

Date of notification

13 October 2006

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 31 January, 2007

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ H Campbell

Name: Title:	H Campbell Head of Group Secretariat